

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2013

<u>Via E-Mail</u>
Omri Morchi
President
JobLocationMap Inc.
5348 Vegas Drive, Suite 407
Las Vegas, Nevada 89108

>   **Re: JobLocationMap Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **File No. 333-188225**
>   **Filed August 26, 2013**

Dear Mr. Morchi:

We have reviewed your amended registration statement and response letter dated June 24, 2013 have the following comments. Unless otherwise noted, our references to prior comments refer to those in our comment letter dated May 24, 2013.

<u>General</u>

1.   We note your response to prior comment 1 regarding the exemptions available to you under the Jumpstart Our Business Startups Act. Please revise to clarify that even if you no longer qualify as an emerging growth company under the JOBS Act, so long as you remain a smaller reporting company you will be permitted to use the scaled disclosure requirements for executive compensation and will be exempt from having to provide an attestation report on your internal control over financial reporting. Consider providing related risk factor disclosure.

2.   On page 12 of your risk factors section, you indicate that subscription funds will not be placed in an escrow account and will be immediately available for your use. Please provide us with your analysis of how this procedure complies with Exchange Act Rule 10b-9(a)(1). Specifically, please tell us how you will be able to ensure that subscription funds are "promptly refunded" if you fail to sell all of the securities in the offering and the funds are not placed into an escrow or similar account maintained by an independent third party. If offering funds will be immediately available for your use before the offering is fully subscribed, and given your liquidity and capital resources disclosures, it would appear that any funds received would be subject to conditions, claims, liens and the like. Please revise your cover page, prospectus summary, risk factors, and plan of distribution sections as necessary to address these concerns.

3.   In addition, please describe, and file as exhibits, the underlying documents that govern what specific conditions must be satisfied for a "sale" of the securities to have occurred and for a determination to be made that all of the shares are considered "sold" for purposes of the all-or-none offering. Disclose who will be charged with making these determinations. This information should be concisely summarized on the cover page with a cross-reference to a more detailed discussion provided in the prospectus summary, such as under the subheading "Sale of Shares in this Offering."

Cover Page

4.   Please revise the first paragraph to clarify that this is your initial public offering. In addition, name the officer(s)/director(s) who will sell the common stock and briefly describe their role in marketing the securities.

5.   Consistent with comment 2 above, please clarify whether the funds will be held in an escrow, trust or similar account and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Prospectus Summary, page 1

6.   We note your responses to prior comments 5 and 9 that your offering is being made on an "all or nothing" basis; however, pages 4 and 12 still refer to a no-minimum offering. Further, the form of subscription agreement filed as Exhibit 99.1 does not indicate that the offering is being made on an "all or nothing" basis or that proceeds will be returned to investors if you fail to sell all of the shares offered. Please revise accordingly.

7.   As requested in prior comment 8, please move the last paragraph of page 2 to a place after your risk factors section to the extent you wish to retain it.

Risk Factors

Risks Relating to Our Business

"We may not be able to execute our business plan or stay in business…," page 5

8.   Your revised disclosures in response to prior comment11 indicate on pages 5 and 34 that you anticipate generating revenue 4 to 6 months after the launch of your website or within 10 to 12 months after the successful completion of your offering. In light of your lack of prior operations or history of generating revenues, please revise to provide the basis for your belief that you will generate revenues within the next 12 months. Note that any discussion of projections should be addressed in the business section and omitted from risk factors. To the extent you have no reasonable basis for the anticipated revenue projections, please remove them.

<u>Description of Business, page 16</u>

9.   Please revise to provide a reasonably detailed description of your proposed website or platform and how it will operate for both job seekers and employers.

<u>The Market Opportunity, page 18</u>

10.   We are unable to verify any of the statements or statistics provided on page 18 by visiting the website link cited in response to prior comment 16. Please resubmit the requested third-party materials cited on page 18 with your response letter and include specific cross-references for each statistic cited. Alternatively, remove the statements or statistics for which you do not have appropriate support.

<u>Plan of Distribution; Terms of the Offering, page 25</u>

11.   Please revise to describe the process by which the subscription funds will be returned promptly to investors if you are unable to sell all 1,500,000 shares of common stock offered. Your disclosures should also clarify how subscribers will be notified of the outcome of the offering. For example, your disclosure should indicate how investors will be notified that the offering has been discontinued or extended, has closed by selling all of the shares offered, or has been terminated by not selling all of the shares offered by the termination date or extended termination date.

        Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, me at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: <u>Via E-mail</u>
        Harold P. Gewerter, Esq.
        Harold P. Gewerter, Esq. Ltd.